VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

October 4, 2022

Re:	Facible BioDiagnostics, Inc.
Post-Qualification Amendment on Form 1-A POS
File No. 024-11878

To Whom It May Concern:

On behalf of Facible BioDiagnostics, Inc. (the “Company”), I hereby request qualification of the above-referenced post-qualification amendment at 12:00 noon, Eastern Time, on Friday, October 7, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Brian Geoghegan

Brian Geoghegan, Esq.

Regulation D Resources